ENCOMPASS HOLDINGS, INC.
310 CALIFORNIA AVE., SUITE 554
RENO. NV 89509

February 8, 2011

Jerard T. Gibson
Attorney-Advisor
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Encompass Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 26,2011
File No. 333-82608

Dear Mr. Gibson:

On behalf of the referenced registrant, we are responding to your comment letter of February 4, 2011.

As disclosed in our 8K report dated January 28, 2010, our previous certifying auditor, Timothy L. Steers, Certified Public Accountant, LLC (“Steers”), resigned effective November 14, 2007. He informed us at that time that he had a pending matter involving the PCAOB and he thought it best that he resign as auditor. We were reluctant to immediately engage a new auditor for several reasons: we had a long relationship with Steers and were hopeful that he could resolve his matter with the PCAOB and continue as auditor; and secondly, we wanted to avoid the cost and associated delays in working with a new auditior.

However, when it became clear that the PCAOB was likely to sanction Steers (Steers was eventually disciplined by the PCAOB and had his auditing privileges revoked plus Steers’s licence to practice was also revoked by the Oregon Board of Accountancy), effective January 20, 2010, we engaged Hamilton PC (“Hamilton”) as our new certifying auditors. After Hamilton’s engagement, we made several demands to Steers to turn over to Hamilton all necessary accounting and audit records, including all relevant work papers, requested by Hamilton. Steers did turn over some, but all, documentation requested. The failure by Steers to properly maintain, retain and deliver to Hamilton our corporate accounting and financial records ultimately resulted in the loss of valuable company data.

Jerard T. Gibson
Attorney-Advisor
February 8, 2011

In addition, the current whereabouts of Mr. Steers and the remainder of our financial and accounting reports are unknown. As result, it has been necessary for us to reconstruct our missing financial and accounting records which has affected our ability to provide information necessary for Hamilton to prepare the required financial statements for our periodic reports.

Only recently have we been able, at a significant cost in time and money, to reconstruct our missing records so that our delinquent reports can be prepared and filed. In consultation with Hamilton, it is our best estimate that our annual report on Form 10-K for the year ended June 30, 2008 can be filed within thirty (30) days. All other delinquent reports can be filed within the next 90 days. Thereafter, we will be able to comply with our obligation to timely file all periodic reports on a timely basis

The registrant acknowledges that:

  the registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and
  the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been fully response to your comments. Should you have any further questions or comments, please advise.

Very truly yours,

/s/ J. Scott Webber

President and Chief Executive Officer